Filed by: Trigon Healthcare, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                      of the Securities and Exchange Act of 1934

                                        Subject Company: Trigon Healthcare, Inc.
        Commission File Number for the Related Registration Statement: 333-88776


The following is an article related to the merger of Anthem, Inc. and Trigon Healthcare, Inc. that appeared in the Trigon Professional Forum and was first mailed on May 30, 2002.


TRIGON ANNOUNCES MERGER PLANS

Trigon has announced plans to become part of Anthem, Inc., one of the country's most respected health plans. Anthem is the Blue Cross Blue Shield licensee in eight states (Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada and Maine) and serves more than 8 million members. Together, our two organizations will represent more than 10 million members and nearly 19,000 employees, making us the fifth largest health plan in the country. Trigon will lead Anthem's newly created Southeast region.

Says Tom Snead, Trigon chairman and chief executive officer, "I am truly excited about the prospects for this new partnership. I am confident that you, too, will share my enthusiasm - especially as you learn more about what it will enable us to do for our members, who are also your patients."

As a valued member of our network, be assured that, if the merger is approved, our collaborative approach to doing business in Virginia with providers will continue following our affiliation with Anthem. Indeed, it is an opportunity for Trigon to share best practices within a larger organization while gaining access to more resources to build a stronger health plan to serve Virginia and the surrounding Southeast and Mid-Atlantic region.

Like Trigon, Anthem has a history of strong relationships with the health care community. Anthem enjoys broad physician participation in its networks and a low physician turnover rate. Over the past few years, Trigon has worked closely with Anthem on national initiatives to promote appropriate antibiotic use and develop a common credentialing application and database - two efforts with which you may be familiar.

BECAUSE BOTH ANTHEM AND TRIGON RECOGNIZE THE LOCAL NATURE OF HEALTH CARE, LEADERSHIP AND OPERATIONS FOR VIRGINIA WILL REMAIN IN VIRGINIA. OUR COMPANIES SHARE SIMILAR MEDICAL MANAGEMENT PHILOSOPHIES, SO YOU SHOULD EXPECT A SEAMLESS INTEGRATION ONCE THE MERGER IS COMPLETED. DECISIONS ABOUT POLICY IMPLEMENTATION, CONTRACTING AND PROVIDER PAYMENTS WILL CONTINUE TO BE MADE LOCALLY.

In the coming days, we will keep you informed of any information you need to continue your day-to-day business with Trigon uninterrupted.

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FREQUENTLY ASKED QUESTIONS

HOW DOES THE MERGER AFFECT THE PROVIDER COMMUNITY?

Anthem shares Trigon's collaborative approach to working with physicians and facilities. When the merger closes, there should be little impact on physicians, facilities and other medical providers. Anthem's business model will keep decisions about policy implementation, contracting and provider payment at the local level.


ARE CONTRACTS CHANGING?

The current contracts are still in force. Trigon may need to amend contracts for the name change at some point. In general, contracting will continue to follow the same process. State and federal regulations - such as Fair Business Practices, the Health Insurance Portability and Accountability Act (HIPAA) and other mandates - will remain the standards by which our contracts are changed or amended.


ARE FEE SCHEDULES IMPACTED?

Decisions regarding fee schedules and reimbursement will remain at the local level. On January 1, 2003, we intend to change capitation to fee for service
(FFS) for HMO primary care physicians as planned.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

THIS ARTICLE CONTAINS CERTAIN FORWARD-LOOKING INFORMATION ABOUT ANTHEM, INC. ("ANTHEM"), TRIGON HEALTHCARE, INC. ("TRIGON") AND THE COMBINED COMPANY AFTER COMPLETION OF THE TRANSACTIONS THAT ARE INTENDED TO BE COVERED BY THE SAFE HARBOR FOR "FORWARD-LOOKING STATEMENTS" PROVIDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. WORDS SUCH AS "EXPECT(S)", "FEEL(S)", "BELIEVE(S)", "WILL", "MAY", "ANTICIPATE(S)" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS; STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES; AND STATEMENTS REGARDING FUTURE PERFORMANCE. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, MANY OF WHICH ARE DIFFICULT TO PREDICT AND GENERALLY BEYOND THE CONTROL OF ANTHEM AND TRIGON, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED OR PROJECTED BY, THE FORWARD-LOOKING INFORMATION AND STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE: THOSE DISCUSSED AND IDENTIFIED IN PUBLIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") MADE BY ANTHEM AND TRIGON; TRENDS IN HEALTH CARE COSTS AND UTILIZATION RATES; OUR ABILITY TO SECURE SUFFICIENT PREMIUM RATE INCREASES; COMPETITOR PRICING BELOW MARKET TRENDS OF INCREASING COSTS; INCREASED GOVERNMENT REGULATION OF HEALTH BENEFITS AND MANAGED CARE; SIGNIFICANT ACQUISITIONS OR DIVESTITURES BY MAJOR COMPETITORS; INTRODUCTION AND UTILIZATION OF NEW PRESCRIPTION DRUGS AND TECHNOLOGY; A DOWNGRADE IN OUR FINANCIAL STRENGTH RATINGS; LITIGATION TARGETED AT HEALTH BENEFITS COMPANIES; OUR ABILITY TO CONTRACT WITH

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PROVIDERS CONSISTENT WITH PAST PRACTICE; OUR ABILITY TO CONSUMMATE ANTHEM'S
ACQUISITION OF TRIGON, TO ACHIEVE EXPECTED SYNERGIES AND OPERATING EFFICIENCIES IN THE TRIGON ACQUISITION AND TO SUCCESSFULLY INTEGRATE OUR OPERATIONS; OUR EXPECTATIONS REGARDING THE TIMING, COMPLETION AND ACCOUNTING AND TAX TREATMENTS OF THE TRANSACTIONS AND THE VALUE OF THE TRANSACTION CONSIDERATION; AND GENERAL ECONOMIC DOWNTURNS. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS THAT SPEAK ONLY AS OF THE DATE HEREOF. NEITHER ANTHEM NOR TRIGON UNDERTAKES ANY OBLIGATION TO REPUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. YOU ARE ALSO URGED TO CAREFULLY REVIEW AND CONSIDER THE VARIOUS DISCLOSURES IN ANTHEM'S AND TRIGON'S VARIOUS SEC FILINGS, INCLUDING BUT NOT LIMITED TO THE REGISTRATION STATEMENT ON FORM S-4, INCLUDING THE PRELIMINARY JOINT STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, FILED BY ANTHEM ON MAY 21, 2002, ANTHEM'S AND TRIGON'S ANNUAL REPORTS ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001, AND ANTHEM'S AND TRIGON'S QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS ARTICLE MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF ANTHEM'S PROPOSED MERGER WITH TRIGON. ON MAY 21, 2002, ANTHEM FILED A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER. ANTHEM WILL FILE AN AMENDMENT TO THE REGISTRATION STATEMENT, INCLUDING A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND OTHER RELEVANT DOCUMENTS, AND TRIGON WILL FILE A DEFINITIVE PROXY STATEMENT ON
SCHEDULE 14A AND OTHER RELEVANT DOCUMENTS, WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON MAY OBTAIN THE REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, THE DEFINITIVE VERSIONS OF THESE MATERIALS (WHEN THEY BECOME AVAILABLE), AND ANY OTHER DOCUMENTS FILED BY ANTHEM OR TRIGON WITH THE SEC FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV, AND ANTHEM SHAREHOLDERS MAY OBTAIN SUCH DOCUMENTS FOR FREE FROM ANTHEM INVESTOR RELATIONS AT 120 MONUMENT CIRCLE, INDIANAPOLIS, IN 46204 AND TRIGON SHAREHOLDERS MAY OBTAIN SUCH DOCUMENTS FOR FREE FROM TRIGON INVESTOR RELATIONS AT 2015 STAPLES MILL ROAD, RICHMOND, VA 23230.

PARTICIPANTS IN SOLICITATION

ANTHEM, TRIGON, THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, OTHER MEMBERS OF THEIR RESPECTIVE MANAGEMENT AND CERTAIN OF THEIR RESPECTIVE EMPLOYEES MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO THE PROPOSED MERGER. INFORMATION CONCERNING ANTHEM'S PARTICIPANTS IN THE SOLICITATION OF PROXIES AND THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS SET FORTH IN THE REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY JOINT STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF. INFORMATION CONCERNING TRIGON'S PARTICIPANTS IN THE SOLICITATION AND THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS SET FORTH IN TRIGON'S CURRENT REPORT ON FORM 8-K, WHICH WAS FILED WITH THE SEC ON APRIL 29, 2002. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ANTHEM'S AND TRIGON'S DIRECTORS AND EXECUTIVE OFFICERS IN THE PROPOSED MERGER ARE SET FORTH IN THE REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY JOINT STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND WILL BE SET FORTH IN AN AMENDMENT TO THE REGISTRATION STATEMENT TO BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF THAT WILL BE SENT TO ANTHEM AND TRIGON SHAREHOLDERS.

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